

16012256

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68520

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brandywine Investment Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Ponds Edge Drive
(No. and Street)

Chadds Ford (City) Pennsylvania (State) 19317 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beucler, Kelly & Irwin, Ltd.
(Name – *if individual, state last, first, middle name*)

125 Strafford Avenue, Suite 116 (Address) Wayne (City) Pennsylvania (State) 19087 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elliot B. Newman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brandywine Investment Securities, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Dorothy E. Dallas, Notary Public
Pennsbury Twp., Chester County
My Commission Expires May 14, 2019
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRANDYWINE INVESTMENT SECURITIES, LLC

Financial Statements

December 31, 2015



BEUCLER, KELLY & IRWIN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

BRANDYWINE INVESTMENT SECURITIES, LLC

Financial Statements

December 31, 2015

BRANDYWINE INVESTMENT SECURITIES, LLC

Table of Contents



BEUCLER, KELLY & IRWIN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Brandywine Investment Securities, LLC
Chadds Ford, Pennsylvania

We have audited the accompanying statements of financial condition of Brandywine Investment Securities, LLC (a Delaware Limited Liability Company), as of December 31, 2015 and 2014, and the related statements of income, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of Brandywine Investment Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brandywine Investment Securities, LLC as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1; the Computation for Determination of Reserve Requirements Under Rule 15c3-3; and the Information for Possession or Control Requirements Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Brandywine Investment Securities, LLC's financial statements. The supplemental information is the responsibility of Brandywine Investment Securities, LLC's management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1; the Computation for Determination of Reserve Requirements Under Rule 15c3-3; and the Information for Possession or Control Requirements Under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Beucler, Kelly & Irwin, Ltd.

Wayne, Pennsylvania
February 25, 2016

125 STRAFFORD AVENUE · SUITE 116 · WAYNE, PENNSYLVANIA 19087-3388 · (610) 688-3200 · (610) 687-1011 · FAX (610) 688-1492 · www.bkicpa.com



BRANDYWINE INVESTMENT SECURITIES, LLC
Statements of Financial Condition
December 31, 2015 and 2014

Assets

	2015	2014
Current Assets		
Cash and cash equivalents	$ 44,236	$ 36,665
Other receivable - rent	0	12,417
Prepaid expenses	5,495	4,625
Total Current Assets	49,731	53,707
Other Assets		
Deposits	1,518	3,791
Total Other Assets	1,518	3,791
Total Assets	$ 51,249	$ 57,498

Liabilities and Members' Equity

	2015	2014
Current Liabilities		
Accounts payable and accrued expenses	$ 4,554	$ 4,271
Total Current Liabilities	4,554	4,271
Members' Equity	46,695	53,227
Total Liabilities and Members' Equity	$ 51,249	$ 57,498

See accompanying notes.

BRANDYWINE INVESTMENT SECURITIES, LLC

Statements of Income

Years Ended December 31, 2015 and 2014

	2015	2014
Revenue		
Interest income	$ 50	$ 48
Total Revenue	50	48
Expenses		
General and administrative	8,198	7,333
Salaries and wages, payroll taxes, and benefits	63,835	55,495
Legal and professional	62,026	49,060
Regulatory fees and expenses	9,161	7,956
Rent expense	16,162	16,158
Total Expenses	159,382	136,002
Net Loss	$ (159,332)	$ (135,954)

See accompanying notes.

BRANDYWINE INVESTMENT SECURITIES, LLC
Statements of Changes in Members' Equity
Years Ended December 31, 2015 and 2014

	2015	2014
Members' Equity, Beginning	$ 53,227	$ 60,181
Net Loss	(159,332)	(135,954)
Member Contributions	152,800	129,000
Members' Equity, Ending	$ 46,695	$ 53,227

See accompanying notes.

BRANDYWINE INVESTMENT SECURITIES, LLC

Statements of Cash Flows

Years Ended December 31, 2015 and 2014

	2015	2014
Cash Flows from Operating Activities		
Net loss	$ (159,332)	$ (135,954)
Adjustments to reconcile net loss to net cash used by operating activities:		
Change in operating assets and liabilities:		
Other receivable - rent	12,417	(8,765)
Prepaid expenses	(870)	(1,135)
Deposits	2,273	(635)
Accounts payable and accrued expenses	283	2,360
Net Cash Used by Operating Activities	(145,229)	(144,129)
Net Cash Provided by Investing Activities	0	0
Cash Flows from Financing Activities		
Member contributions	152,800	129,000
Net Cash Provided by Financing Activities	152,800	129,000
Increase (Decrease) in Cash and Cash Equivalents	7,571	(15,129)
Cash and Cash Equivalents, Beginning	36,665	51,794
Cash and Cash Equivalents, Ending	$ 44,236	$ 36,665
Schedule of Interest and Income Taxes Paid		
Interest	$ 0	$ 0
Income taxes	$ 0	$ 0

See accompanying notes.

BRANDYWINE INVESTMENT SECURITIES, LLC
Notes to Financial statements
December 31, 2015

Note 1 – Nature of Operations

Brandywine Investment Securities, LLC (the Company) is a limited liability company organized in the State of Delaware on December 16, 2009. The Company obtained approval for membership with the Financial Industry Regulatory Authority, Inc. (FINRA) effective March 11, 2011 and is also registered with the Securities and Exchange Commission (SEC) as a broker dealer. The Company was formed to act as a placement agent on a best-effort basis for private placements of specific purpose real estate entities. During 2016, the Company intends to amend its broker dealer license to include variable life and annuity products.

Note 2 – Summary of Significant Accounting Principles

Cash and Cash Equivalents

Short-term investments with an original maturity of three months or less at the time of purchase are considered to be cash equivalents. Short-term investments with an original maturity greater than three months are included in investments. Cash and cash equivalents are reported at cost, which approximates market value. The Company maintains cash in one financial institution.

Recognition of Revenue

As compensation for the services rendered as a placement agent, the Company receives selling commissions based on a percentage of the total amounts invested in the offering of the applicable investment product. In addition, the Company may also receive separate dealer manager fees for due diligence review and other services. The commissions will be recognized as revenue once the proceeds of the offering are disbursed to the underlying investment company and the dealer manager fees will be recognized upon the performance of services.

Income Taxes

The Company follows the accounting requirements for uncertain tax positions, FASB Accounting Standards Codification ("ASC") 740, Income Taxes. As of and during the years ended December 31, 2015 and 2014, the Company did not have a liability for any unrecognized tax benefits nor did it incur any interest or penalties associated with unrecognized tax benefits. The Company will recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statements of income.

The Company was treated as a partnership for U.S. Federal and Pennsylvania income tax purposes from 2010 to 2012. Effective January 1, 2013, the Company elected to be classified as an S-Corporation. No income tax returns are currently under examination. The statute of limitations on the U.S. Federal and Pennsylvania income tax returns remain open for the years ended December 31, 2012 - 2014.

Each member is individually responsible for reporting income or loss, to the extent required by U.S. federal and state income tax laws and regulations based on its respective share of the Company's income and expense as reported for income tax purposes.

Note 2 – Summary of Significant Accounting Principles, Continued

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Restatement

Regulatory fees and expenses and accounts payable in the 2014 financial statements presentation have been restated to include $2,065 of expense which was paid in 2015 and not accrued at December 31, 2014.

Subsequent Events

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through February 25, 2016, the date the financial statements were available to be issued.

Note 3 – Related Party Transactions

The Company operates in a shared office space with an entity whose shareholder is also the majority member of the Company. The Company entered into a one-year sub-lease agreement for this office space on January 1, 2010. The sub-lease agreement will continue for any number of consecutive one year periods until either party gives written notice to terminate the lease. During 2012, the Company leased additional space and the rent expense and rental overhead was adjusted accordingly. In August, 2013, it was agreed that the lessor reimburse the Company for rent and rental overhead expenses attributed to a Company employee that was performing work for the lessor. Such agreement terminated October 31, 2015. Total rental reimbursements amounted to $7,300 and $12,417 for the years ended December 31, 2015 and 2014, respectively. Of these amounts, $0 and $12,417 are included in other receivable – rent in the statement of financial condition for the years ended December 31, 2015 and 2014, respectively. Rent expense, net of reimbursements, for each of the years ended December 31, 2015 and 2014 amounted to $10,634. The Company's pro rata share of rental overhead, net of reimbursements, for each of the years ended December 31, 2015 and 2014 amounted to $5,528.

The Company has entered into a "Central Services Agreement" with Brandywine Financial Services Corporation. This agreement covers the provision of the required administrative and office services including accounting, telephone, fax, computers, data processing, data management, payroll, consumable office supplies, and other necessary services. The Company's share of administrative and office services for the years ended December 31, 2015 and 2014 amounted to $5,000 per year.

The Company utilizes the tax preparation services of a related party, Brandywine Investment Management Corporation. The tax preparation services incurred for the years ended December 31, 2015 and 2014 amounted to $2,500 per year.

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $39,682 which was $34,682 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.11 to 1.

Note 5 – Commitments and Contingencies

The Company is obligated under a one-year sub-lease agreement for shared office space, with an entity, in which the shareholder is also the majority member of the Company (Note 3). Effective January 1, 2015, the lease automatically renewed for a one-year period. The lease requires rent in the amount of $10,634 per year payable in equal monthly installments. Future minimum annual rental payments under this operating lease are as follows:

2016	$ 10,634
	$ 10,634

In addition to the minimum annual rent payments mentioned above, the Company is also responsible for it's pro rata share of operating and common area charges (Note 3).

The Company has entered into various agreements for compliance and administrative services. The required payments under these agreements are as follows:

2016	$ 23,210
	$ 23,210

In 2014, the Company entered into a transition agreement with the President which will allow this individual to pursue a new venture. The agreement, however, requires the individual to continue to perform services and to assist with the transition of responsibilities until a suitable replacement has been found. As compensation for the services during the transition period, the Company will make monthly payments of $2,500 plus health and dental insurance coverage. The agreement may be terminated by either party upon 10 days written notice.

******

SUPPLEMENTARY INFORMATION

BRANDYWINE INVESTMENT SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2015

Net Capital	
Total Members' Equity from Statements of Financial Condition	$ 46,695
Deduct Nonallowable Assets	
Prepaid expenses	5,495
Deposits	1,518
	7,013
Net Capital Before Haircut on Securities	39,682
Haircut on Securities Held	0
Net Capital	$ 39,682
Aggregate Indebtedness	
Total Aggregate Indebtedness Liabilities from Statements of Financial Condition	$ 4,554
Items Not Included in Statements of Financial Condition	
Other unrecorded amounts	0
Total Aggregate Indebtedness	$ 4,554
Computation of Basic Net Capital Requirement	
Net Capital Required as a Percentage of Aggregate Indebtedness	$ 304
Minimum Dollar Capital Requirement of Reporting Broker-Dealer	$ 5,000
Minimum Capital Requirement	$ 5,000
Excess Net Capital	$ 34,682
Excess Net Capital at 1,000 percent	$ 39,227
Ratio: Aggregate Indebtedness to Net Capital	0.11 to 1
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2015)	
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 39,682
Reconciling Differences	
Other audit adjustments (net)	0
Net Capital per Above	$ 39,682

Note: There are no material differences between the preceeding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2015.

BRANDYWINE INVESTMENT SECURITIES, LLC

Information Relating to the Possession or Control
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

A Reconciliation Including Appropriate Explanation
of the Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of Reserve
Requirements Under Exhibit A of Rule 15c3-3
December 31, 2015

The Company is exempt from Rule 15c3-3 and falls under the provisions of Rule 15c3-3(k)(2)(i).



BEUCLER, KELLY & IRWIN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Brandywine Investment Securities, LLC
Chadds Ford, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Brandywine Investment Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Brandywine Investment Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(2)(i) (the "exemption provisions") and (2) Brandywine Investment Securities, LLC stated that Brandywine Investment Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Brandywine Investment Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brandywine Investment Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Beucler, Kelly & Irwin, Ltd.

Wayne, Pennsylvania
February 25, 2016

125 STRAFFORD AVENUE · SUITE 116 · WAYNE, PENNSYLVANIA 19087-3388 · (610) 688-3200 · (610) 687-1011 · FAX (610) 688-1492 · www.bkicpa.com



Brandywine

Investment Securities, LLC

February 23, 2016

Management's Exemption Report

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a 5 (d) (4):

Brandywine Investment Securities LLC is a broker-dealer registered with the SEC and FINRA.

- Brandywine Investment Securities LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the year ended December 31, 2015.

- Brandywine Investment Securities LLC has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of January 1, 2015 through December 31, 2015.

The above statements are true and correct to the best of my and the firm's knowledge.

Robert Campbell FINOP



Elliot Newman, Manager

Brandywine

Investment Securities, LLC

February 23, 2016

Management's Exemption Report

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a 5 (d)(4):

Brandywine Investment Securities LLC is a broker-dealer registered with the SEC and FINRA.

- Brandywine Investment Securities LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the year ended December 31, 2015.

- Brandywine Investment Securities LLC has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of January 1, 2015 through December 31, 2015.

The above statements are true and correct to the best of my and the firm's knowledge.



Robert Campbell FINOP

Elliot Newman, Manager